Exhibit 99.1

IsoTis OrthoBiologics Regulatory Update

LAUSANNE, Switzerland, IRVINE, CA, USA – November 16, 2005 - IsoTis OrthoBiologics (SWX/Euronext: ISON) (TSX: ISO), today announced that, based on recent discussions with the US Food and Drug Administration (“FDA”), all its products will continue to be marketed in the US after November 15, 2005, the last day of the period commonly referred to as “discretionary enforcement”.

Further to the disclosure in its Q3 2005 conference call on November 3, 2005, the Company has learned from the FDA that it can continue to sell and market its demineralized bone matrix (DBM) product OrthoBlast(R) II while the OrthoBlast(R) II 510(k) application is under active review. Earlier this year IsoTis filed an application to obtain 510(k) clearance for OrthoBlast(R) II, and subsequently, in close consultation with the FDA on the time path and specifications, has submitted additional information to further support its filing.

In 2002, the FDA informed the industry that in due course tissue products that are combined with carrier materials, such as most DBM products currently on the market, would require 510(k) clearance to allow their continued marketing. On September 15, 2005, the FDA informed the industry that enforcement of the 510(k) medical device regulation for these DBM products would take effect on November 15. With its recent communications to IsoTis and other companies, the FDA is effectively allowing the Company to continue to market the product without a disruption of its commercial activities while the application is under active review. OrthoBlast(R) II is currently being sold in the US and internationally, and has been a mainstay for the Company and orthopedic surgeons for many years.

IsoTis OrthoBiologics has previously obtained 510(k) clearances for DynaGraft II(TM), Accell Connexus (TM), OsSatura(TM), and its bone marrow aspiration kit Aspirex. Accell(R) DBM100 and Accell TBM(TM), having no excipient carriers, are regulated by the FDA as human tissue and not as medical devices requiring premarket clearance.

Pieter Wolters, President and CEO of IsoTis said: “We are pleased with the progress in executing our regulatory strategy. We take pride in the quality and regulatory compliance of all our products, and we are committed to the growing number of medical professionals that choose to use them.”

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director Investor Relations	Rob Morocco, Chief Financial Officer
Tel: +41(0)21 620 6011	Tel: +1 949 855 7158
E-mail: hans.herklots@isotis.com	E-mail: rob.morocco@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (i.e.,. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).

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